PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the nine months ended October 31, 2006

Dated December 27, 2006

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the nine months ended October 31, 2006 and from the audited financial statements of Pacific Booker for the year ended January 31, 2006 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company, which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold ore body situated within the Babine Lake Porphyry Copper Belt north-east of Smithers, BC.  Pacific Booker is proposing an open-pit mining and milling operation for the production of copper/gold concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM.

Overall Performance

The Company has continued the work towards the completion of a full Feasibility Study and the environmental assessment.  The environmental assessment will be used to apply for a mining permit for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine at the Morrison property.  It is anticipated that the results of the Feasibility Study and permitting process will lead to detailed engineering and construction of the mine.

The following consulting firms were retained to perform these specified work programs:
• Wardrop Engineering Inc.--to complete the Feasibility Study;
• Geo-Sim Services Inc.--to update the 43-101 compliant Resource Estimate;
• Nilsson Mine Services--to update the Open Pit Optimization and schedule;
• Rescan Environmental Services Ltd.--to complete the Environmental Assessment;
• SGS Canada Inc.--to complete the grinding and flotation test-work and circuit design; and
• Klohn Crippen Berger Ltd.--to complete the Geotechnical Engineering and Design for tailings and waste rock management, surface water management and infrastructure foundation design.

The Feasibility Study work program in the quarter under discussion included the following:
• Upgrading and classification of current resource estimate:
• Sample collection for further Acid Based Accounting data and metallurgical testing both necessary for supporting the Feasibility Study;
• Sample collection for re-assay of pulps and coarse rejects for molybdenum;
• Trade-off studies to establish optimal production rates for the Project were discussed and will take place early December;
• Establishment of additional metallurgical recovery and cost parameters for inclusion into the block model;
• Geotechnical consideration for concentrator and plant site;
• Continued Acid Rock Drainage characterization;
• Identification of power route options; and
• Identification of transportation route options for concentrate.

The Environmental Work Program included baseline data collection, environmental characterization and environmental assessment. The following subject areas were addressed:
• Continued monthly sampling of surface water, groundwater, Metal Leaching/Acid Rock Drainage leach pads, aquatic biology, dust-fall collectors, hydrometric stations and Morrison Lake spawning areas;
• Received government permit to conduct Archaeological Impact Assessment;
• Updated environmental base map for consistent data capture and display;
• Mapped fish and fish habitat of streams not previously sampled;
• Conducted terrestrial ecosystem mapping and soils mapping; and
• Continued to develop the Decommissioning, Reclamation and Closure Plan.

The consultative processes continued with the government regulators, First Nations and local communities.  Rescan Environmental Services Ltd. Met with BC Environmental Assessment Office and Lake Babine Nation to discuss establishing work programs for Archaeology, Traditional Use and Traditional Knowledge, Field Assistants and Work Scheduling.

During the quarter under discussion, corporate operations ran smoothly.  Due to the Emerging Issues Task Force (EITF) Rule No. 04-02 which allows under US generally accepted accounting principles (US GAAP) the capitalization of mineral property acquisition costs, the company has proceeded with a restatement of US GAAP Note 17 in it’s financial statements for the year ended January 31st, 2006.

During the nine month period ended October 31, 2006, an optionor of the Hearne Hill property which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and statement of Claim also includes a claim for the return of the Morrison Property.  The Company is of the view that the optionor has no right whatsoever to the Morrison property.  The amount of the claim has not been identified.  Management of the Company is vigorously defending the action and has filed a Statement of Defense and a Counterclaim against the optionor.  The ultimate liability, if any, arising from this claim is not presently determinable and will be recorded at the time of that determination.  The Company has filed a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2004	$ 13,649,952	$ -	$ 2,119	$ 327,241	$ 0.06
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41

Results of Operations

During the quarter under discussion, the Company did not announce or completed any private placements.  The Company issued 82,500 common shares on exercise of warrants for total proceeds of $350,625 and no common shares on exercise of options.

The final cash payment of $1.5 million due to Falconbridge before April 2007 has been made in full reducing the Company’s liabilities to normal accounts payable amounts.

Subsequent to the end of the quarter, the Company has not issued any common shares or announced any private placements.  On November 29th, the Company granted 100,000 director options exercisable for five years at an exercise price of $7.00.  The options are available for exercise at 1/8 on granting, and 1/8 of the total granted on each 3 month anniversary until fully vested.

For the nine month period ended October 31, 2006, the Company incurred a net loss of $983,856 which was $250,656 higher than the $733,200 loss for the period ended October 31, 2005.  The largest amount difference was an increase in Investor relations fees (but less for general consulting fees) for a net increase of administration related fees of $72,948, due to the change in functions of the related parties.  Previously, related parties were involved more in the field work aspects of the program where the current related parties include more investor relations activities.  Shareholder information and promotion costs have also increased by the amount of $86,400 as the Company is promoting interest in Pacific Booker in various ways.  The loss on exchange of US currency was also up by in the amount of $22,492 over the previous year.  Filing and transfer agent fees were up by $38,118 due to the filing fees on the private placements completed in April and July.  Office expenses were up, primarily due to the increase in insurance costs.  Also, there were increases in memberships and publications, and general office expenses.  Also included in this amount was a loss on disposal of an old company truck in the amount of $4,253. Travel and telephone costs have also increased over the same period in the previous year.  Professional fees have also increased due to the cost of defending the company’s interests in regards to the legal proceedings involving the Hearne Hill claims.  The Company also shows a gain on settlement of debt, which was received as compensation for the early payment of the obligation to Falconbridge (Noranda).

Due to the increase in cash held in our bank accounts, the Company earned $95,261 in interest during the nine month period as compared to $10,025 in interest during the same period of the previous year.

For the quarter under discussion, the Company incurred a net loss of $185,026 which was $190,966 less than the quarter ended July 31, 2006.  The largest amount difference was the gain on settlement of the liability in the amount of $50,000.  On exchange of US dollars, the Company had a loss in the amount of $3,378 as compared to the gain in the amount of $22,789 for the quarter ended July 31, 2006.  Shareholder information and promotion costs were also lower during the current quarter when compared to the previous quarter.  Office and miscellaneous, travel and telephone were in the same range as the previous quarter.  Stock compensation expense was lower by $47,425.  Professional fees for the quarter were lower by $27,788 when compared to the quarter ended July 31, 2006.  Interest income for the quarter was $10,366 higher when compared to the quarter ended July 31, 2006.

During the quarter under discussion, the Company incurred $394,395 in exploration & development expenditures on the Morrison property compared to $256,452 exploration & development expenditures in the same quarter of the previous fiscal year.  Please see Note 4 in the interim financial statements for expenditures by item and area.  Information on the field activities during the quarter can be found under the heading “Overall Performance”.

For details on outstanding options and warrants at the end of the quarter, see note 8 in the October 31, 2006 financial statements.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	(Income)Loss before other items	Net (Income)Loss
			Total	Per Share
January 31, 2005	$ 1,530	$ 368,034	$ 616,504	$ 0.11
April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
July 31, 2005	$ 1,895	$ 264,031	$ 262,136	$ 0.04
October 31, 2005	$ 6,032	$ 241,681	$ 235,649	$ 0.04
January 31, 2006	$ 3,353	$ 302,138	$ 8,150,073	$ 1.29
April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
July 31, 2006	$ 35,660	$ 411,652	$ 375,992	$ 0.05
October 31, 2006	$ 46,026	$ 231,052	$ 185,026	$ 0.02

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2005	$ 5,967	$ 658,726	$ 902,759	$ 0.16
for the three month period ended April 30, 2005	$ 2,098	$ 237,513	$ 235,415	$ 0.04
for the six month period ended July 31, 2005	$ 3,993	$ 501,544	$ 497,551	$ 0.08
for the nine month period ended October 31, 2005	$ 10,025	$ 743,225	$ 733,200	$ 0.12
for the year ended January 31, 2006	$ 13,378	$ 1,045,363	$ 8,883,273	$ 1.41
for the three month period ended April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
for the six month period ended July 31, 2006	$ 49,235	$ 848,065	$ 798,830	$ 0.11
for the nine month period ended October 31, 2006	$ 95,261	$ 1,079,117	$ 983,856	$ 0.12

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from the deposit of funds raised, and the reclamation bond interest.  The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed year, the Company reported a net loss of $8,883,273 ($1.41 per share), the majority of the loss due to the write-off of the Hearne Hill claims in the amount of $7,851,288.

The Company had a long term debt for the Morrison purchase allowing for the additional cash disbursements required by our agreement.  The next required payment was on or before April 19, 2007 and was made during the current quarter.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Falconbridge Limited (formerly Noranda Mining and Exploration Inc.) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 3).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 17 (re: US versus Canadian GAAP) of the annual financial statements.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 company directors for services provided in the course of normal business operations.  Specifically, to G. Anderson, CEO and J. Plourde, for shareholder relations and financing, and to E. Tornquist for services related to property management activities.  Also included in the related party note are payments made to the wife of E. Tornquist for administrative assistant functions and to CFO, R. Swan for accounting and management services.  Fees for these services amounted to $99,328 in this quarter compared to $68,398 for the corresponding period in the previous fiscal year.

Outlook for 2006/2007

Pacific Booker will continue to work to complete the full Feasibility Study and environmental assessment.  In particular, work will continue to complete the resource estimate and mine plan; the trade-off studies for various production rates; the preliminary design of crushing and grinding circuits; the marketing of concentrate, concentrate pricing and transportation routes; and finalize location of tailings impoundment facility and waste management facility.  Also, the work to complete the environmental and socio-economic base line studies in support of the Environmental Assessment Certificate required for the Permit to construct, as well as the consultative process with government regulators, First Nations and local communities will continue.

Disclosure of outstanding share data

Details of our share transactions for the quarter and a listing of our outstanding options and warrants can be found in Note 8 of our interim financial statements.

Subsequent to the end of the quarter, the following share transactions were made:

Shares issued:
Date	Details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
October 31, 2006	balance forward			8,764,939	31,885,179
December 21, 2006	Options	5,000	25,000	8,769,939	31,910,179
December 21, 2006	Warrants	10,000	41,500	8,779,939	31,951,679

Warrant transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2006	total outstanding				2,259,680
December 21, 2006	Exercised	$ 4.15	January 7, 2007	10,000	2,249,680

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2006	total outstanding				1,417,000
December 21, 2006	Exercised	$ 5.00	July 2, 2007	5,000	1,412,000

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Copper	CUB	Total
as at October 31, 2004	946,000	4,652,500	130,000	120,000	5,848,500
to January 31, 2005	100,000	-	(130,000)	(120,000)	(150,000)
as at January 31, 2005	1,046,000	4,652,500	-	-	5,698,500
to April 30, 2005	-	180,000	-	-	180,000
to July 31, 2005	-	-	-	-	-
to October 31, 2005	-	-	-	-	-
to January 31, 2006	(1,046,000)	-	-	-	(1,046,000)
as at January 31, 2006	-	4,832,500	-	-	4,832,500
to April 30, 2006	-	-	-	-	-
to July 31, 2006	-	-	-	-	-
to October 31, 2006	-	-	-	-	-
as at October 31, 2006	-	4,832,500	-	-	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Grants/Tax Credits	Total
as at October 31, 2004	6,697,851	6,417,949	(851,746)	12,264,054
to January 31, 2005	5,370	104,404	-	109,774
as at January 31, 2005	6,703,221	6,522,353	(851,746)	12,373,828
to April 30, 2005	64	368,103	-	368,167
to July 31, 2005	65	238,032	-	238,097
to October 31, 2005	1,054	256,452	(2,242)	255,264
to January 31, 2006	(6,704,404)	612,177	(5,446)	(6,097,673)
as at January 31, 2006	-	7,997,117	(859,434)	7,137,683
to April 30, 2006	-	1,010,229	-	1,010,229
to July 31, 2006	-	226,219	-	226,219
to October 31, 2006	-	394,395	-	394,395
as at October 31, 2006	-	9,627,960	(859,434)	8,768,526

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating (Income)Loss	Deficit ending	Total Equity
as at October 31, 2004	19,954,429	-	-	286,255	4,238,412	15,716,017
to January 31, 2005	319,675	574,775	212,914	616,504	4,854,916	16,206,877
as at January 31, 2005	20,274,104	574,775	212,914	902,759	4,854,916	16,206,877
to April 30, 2005	1,126,200	(524,975)	106,457	235,415	5,090,331	16,679,144
to July 31, 2005	-	341,000	94,094	262,136	5,352,467	16,852,102
to October 31, 2005	-	1,184,800	108,835	235,649	5,588,116	17,910,088
to January 31, 2006	2,081,800	(1,295,600)	108,371	8,150,073	13,738,189	10,654,586
as at January 31, 2006	23,482,104	280,000	630,671	8,883,273	13,738,189	10,654,586
to April 30, 2006	4,039,200	(280,000)	117,508	422,838	14,161,027	14,108,456
to July 31, 2006	4,013,250	-	163,666	375,992	14,537,019	17,909,380
to October 31, 2006	350,625	-	116,241	185,026	14,722,045	18,191,220
as at October 31, 2006	31,885,179	-	1,028,086	983,856	14,722,045	18,191,220